

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Ms. Karen Travis
Chief Executive Office
OranjTek Co.
3422 Old Capitol Trail, Suite 700
Wilmington, DE 19808

      Re: **OranjTek Co.**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed December 9, 2014
             File No. 333-198300

Dear Ms. Travis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, pages 3 and 18

1. We note your response to comment 18 of our letter dated September 15, 2014 and your revised disclosure. Please explain why your estimate of offering expenses is different from the amount of expenses associated with the offering included in your table showing the use of proceeds.

Dilution of the Price Per Share, page 20

2. Refer to comment 18 of our letter dated September 15, 2014 regarding the calculation of net tangible book value per share after the offering. Please revise your calculations and related disclosure to take into consideration net proceeds after offering expenses. Refer to Item 506 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 25

3. Please discuss your auditor's going concern opinion, including the fact that your auditor has raised substantial doubt about your ability to continue as a going concern.

Plan of Operations, page 29

4. We note that your plan of operations contemplates $50,000 in expenditures over the next twelve months to design, manufacture and market your umbrellas. However, based on the Use of Proceeds table on page 3, $31,012 to $45,000 of the proceeds from this offering will be used for such purposes. Please provide further details regarding additional sources of funding your plan of operations, or revise your disclosure, as appropriate.

Marketing, page 29

5. Please provide the basis for your belief that "within 24 months, we will be able to develop enough relationships to begin to generate revenue."

Description of Our Business and Properties, page 29

Our Business, page 30

Description of Business, page 30

6. We note your revised disclosure in response to comment 24 in our letter dated September 15, 2014 that you will complete two designs in the first quarter of 2015, complete a prototype, enter into an agreement with a manufacturer, and develop an e-commerce website. Given your auditor's opinion concerning your ability to continue as a going concern and your limited operating history, please revise to state that you plan to achieve these goals. In addition, please revise your disclosure to include estimates of your research and development costs. In this regard, we note your statement on page 6 that iBrolly will provide the initial designs to you at no cost, and your disclosure on page 29, which suggests that the initial prototype design and completion of sample prototypes will cost $15,000.

Index to the Financial Statements, page F-1

7. Please update your financial statements and related financial information throughout your filing. Refer to Rule 3-12 of Regulation S-X.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Liz Walsh, Staff Attorney, at 202-551-3696 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director

cc: Gregg Jaclin, Esq.
        Eric Stein, Esq.